November 18, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C., 20549
Attention:    Dale Welcome, Esq.
Anne McConnell, Esq.

Re:    Visteon Corporation
Form 10-K for the Fiscal Year ended December 31, 2023
Filed February 20, 2024
File No. 001-15827
Ladies and Gentlemen:

Visteon Corporation (“we,” “us,” “our” or the “Company”) is hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to Jerome Rouquet, the Company’s Chief Financial Officer, dated October 21, 2024, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Company Highlights, page 23

1.    We note you disclose non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin, before and/or without disclosing the most directly comparable GAAP measures, Net Income and Net Income Margin, in MD&A and certain earnings releases filed under Form 8-K. Please revise future filings to fully comply with Question 102.10 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Company Response:

We respectfully acknowledge the Staff’s comment and in future filings and earnings releases where we disclose non-GAAP financial measures, we will disclose and discuss the applicable most directly comparable GAAP financial measures with equal or greater prominence, in accordance with Question 102.10 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Critical Accounting Estimates

Income Taxes, page 31

2.We note the partial release of the valuation allowance against your U.S. deferred tax assets of $313 million during the year ended December 31, 2023. Tell us and expand your critical accounting policies in future filings to address, the specific positive and negative evidence you considered, how that evidence was weighed, and how that evidence led you to determine it was appropriate to reverse a portion of the valuation allowance. Please also address the anticipated future trends included in your forecasts of future earnings. In addition, revise future filings to address the factors that impact the remaining valuation allowance, including the most significant facts and circumstances that could result in changes in the valuation allowance. Refer to Item 303(b)(3) of Regulation S-K and ASC 740-10-30-16 through 30-25.

Company Response:

In making our determination to reverse a portion of the valuation allowance on U.S. deferred tax assets as of December 31, 2023, we considered the Company’s recent earnings history, its past and future forecasted taxable income, and significant nonrecurring items impacting those amounts.

During 2022, the Company began to experience positive earnings, coming on the heels of several years of losses stemming from the COVID pandemic and related supply chain, production schedule and labor challenges. While our earnings in 2022 resulted in nominal three-year cumulative income for the Company, and the Company forecast a continuation of that trajectory in 2023, the Company concluded that the negative evidence continued to outweigh the positive evidence and that it had not returned to a sustained level of profitability sufficient to support releasing any portion of the existing valuation allowance.

During 2023, however, the Company’s earnings turnaround continued and, by the end of the year, the Company concluded that the positive evidence, which included the Company (1) being in a substantive three-year U.S. cumulative income position, (2) reporting U.S. income for 10 of the past 12 quarters, and (3) forecasting U.S. book and taxable income for the year ending December 31, 2024, outweighed the negative evidence (the Company’s history of losses). More specifically, the Company’s forecast of future taxable income using its objective and verifiable earnings history, indicated that it was more likely than not that the Company would be able to realize a benefit for all of its U.S. deferred tax assets with the exception of:

•The substantial majority of the Company’s existing foreign tax credit carryforwards as the Company has been and is expected to continue to generate excess credits in the near term, resulting in an inability to use all of its existing credits prior to their expiration dates;
•Certain U.S. federal net operating loss carryforwards that were not expected to provide an incremental cash savings (i.e., they would only displace credits and deductions the Company would have otherwise had available to it); and
•State operating loss carryforwards with a limited carryforward period.

Accordingly, the Company recorded a partial release of its valuation allowance in the amount of $313 million related to its U.S. deferred tax assets.

Although the Company used its objective and verifiable earnings history to assess the realizability of its deferred tax assets, the Company also compared that history to its forecasted income for 2024, noting that the forecast was more favorable, albeit less objectively verifiable. The forecast, which is prepared annually in the fourth quarter, indicated increases in the projected sales related to volume of for the Company’s automotive customers.

As estimates of future events, including projected future taxable income, are inherently uncertain, to the extent that the Company’s future operating performance improves or deteriorates in the U.S., the Company’s future valuation allowance assessments may be materially different from the current estimate. Other changes due to unanticipated market conditions, governmental legislative actions or events, changes in enacted tax law or regulations may also materially impact the current estimate.

The Company will thus continue to evaluate its 2024 U.S. actual profitability and management’s internal projections of 2025 taxable income as of December 31, 2024, which may indicate that some portion of the remaining valuation allowance may be released as early as fourth quarter 2024. Given the complexity of the U.S. taxable income and related foreign tax credit utilization determinations, which considers the Company’s global organization structure, the nature of its deferred tax assets, and the timing of carryforward expiration of some of its tax attributes, the amount is not yet determinable but could have a significant impact on net income in the quarter in which it is deemed appropriate to adjust the valuation allowance.

We respectfully acknowledge the Staff’s comment to revise future filings to address in our discussion of critical accounting estimates in our management’s discussion and analysis of financial condition and results of operations the factors (such as those described herein) that impact the remaining valuation allowance, including the most significant facts and circumstances that could result in changes in the valuation allowance and, in doing so, will consider the referenced guidance in Item 303(b)(3) of Regulation S-K and ASC 740-10-30-16 through 30-25 and the information contained herein.

If you have any questions with respect to our responses or require any additional information, please feel free to call me at (734) 627-7384.

Very truly yours,

/s/ Jerome J. Rouquet

Jerome J. Rouquet
Senior Vice President and Chief Financial Officer